Mail Stop 4561

February 1, 2010

Mr. Adam S. Berger
Chief Executive Officer
Spark Networks, Inc.
8383 Wilshire Boulevard, Suite 800
Beverly Hills, California 90211

      Re: **Spark Networks, Inc.**
                Form 10-K For the Year Ended December 31, 2008
                Form 10-K/A For the Year Ended December 31, 2008
                File No. 001-32750

Dear Mr. Berger:

      We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Stephen G. Krikorian
                Accounting Branch Chief